Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71722W107

(CUSIP Number)

March 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107	Schedule 13G	Page 1 of 17

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person CO

CUSIP No. 71722W107	Schedule 13G	Page 2 of 17

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person CO

CUSIP No. 71722W107	Schedule 13G	Page 3 of 17

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 71722W107	Schedule 13G	Page 4 of 17

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person PN

CUSIP No. 71722W107	Schedule 13G	Page 5 of 17

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 71722W107	Schedule 13G	Page 6 of 17

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 71722W107	Schedule 13G	Page 7 of 17

1	Names of Reporting Persons Carlyle Investment Management L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 71722W107	Schedule 13G	Page 8 of 17

1	Names of Reporting Persons Carlyle Genesis UK LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 71722W107	Schedule 13G	Page 9 of 17

1	Names of Reporting Persons Abingworth LLP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 2,935,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,935,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,935,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 6.7%
12	Type of Reporting Person PN

CUSIP No. 71722W107	Schedule 13G	Page 10 of 17

1	Names of Reporting Persons Abingworth Bioventures 8 LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,500,000
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,500,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.4%
12	Type of Reporting Person PN

CUSIP No. 71722W107	Schedule 13G	Page 11 of 17

1	Names of Reporting Persons Abingworth Bioventures VII LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,435,106
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,435,106

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,435,106
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 3.3%
12	Type of Reporting Person PN

CUSIP No. 71722W107	Schedule 13G	Page 12 of 17

ITEM 1.	(a) Name of Issuer:

Phathom Pharmaceuticals, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

100 Campus Drive, Suite 102, Florham Park, NJ 07932

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

The Carlyle Group Inc.

Carlyle Holdings I GP Inc.

Carlyle Holdings I GP Sub L.L.C.

Carlyle Holdings I L.P.

CG Subsidiary Holdings L.L.C.

TC Group, L.L.C.

Carlyle Investment Management L.L.C.

Carlyle Genesis UK LLC

Abingworth LLP

Abingworth Bioventures 8 LP

Abingworth Bioventures VII LP

(b)	Address or Principal Business Office:

The principal business address of each of Abingworth LLP, Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP is 38 Jermyn Street, London, SW1Y 6DN, England, United Kingdom. The principal business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505.

(c)	Citizenship of each Reporting Person is:

Each of Abingworth LLP, Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP is organized under the laws of England and Wales. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

CUSIP No. 71722W107	Schedule 13G	Page 13 of 17

(e)	CUSIP Number:

71722W107

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

  (a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of March 1, 2023, based upon 43,605,696 shares of Common Stock outstanding, as provided by the Issuer on March 1, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	2,935,106	6.7%	0	2,935,106	0	2,935,106
Carlyle Holdings I GP Inc.	2,935,106	6.7%	0	2,935,106	0	2,935,106
Carlyle Holdings I GP Sub L.L.C.	2,935,106	6.7%	0	2,935,106	0	2,935,106
Carlyle Holdings I L.P.	2,935,106	6.7%	0	2,935,106	0	2,935,106
CG Subsidiary Holdings L.L.C.	2,935,106	6.7%	0	2,935,106	0	2,935,106
TC Group, L.L.C.	2,935,106	6.7%	0	2,935,106	0	2,935,106
Carlyle Investment Management L.L.C.	2,935,106	6.7%	0	2,935,106	0	2,935,106
Carlyle Genesis UK LLC	2,935,106	6.7%	0	2,935,106	0	2,935,106
Abingworth LLP	2,935,106	6.7%	0	2,935,106	0	2,935,106
Abingworth Bioventures 8 LP	1,500,000	3.4%	0	1,500,000	0	1,500,000
Abingworth Bioventures VII LP	1,435,106	3.3%	0	1,435,106	0	1,435,106

Abingworth Bioventures 8 LP is the record holder of 1,500,000 shares of Common Stock and Abingworth Bioventures VII LP is the record holder of 1,435,106 shares of Common Stock.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Each of Abingworth Bioventures 8 LP and Abingworth Bioventures

CUSIP No. 71722W107	Schedule 13G	Page 14 of 17

VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by them. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures 8 LP and Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 71722W107	Schedule 13G	Page 15 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2023

The Carlyle Group Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Holdings I GP Inc.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I GP Sub L.L.C.
By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director and Chief Financial Officer

Carlyle Holdings I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CG Subsidiary Holdings L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

TC Group, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Managing Director

CUSIP No. 71722W107	Schedule 13G	Page 16 of 17

Carlyle Investment Management L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Carlyle Genesis UK LLC
By: Carlyle Investment Management L.L.C., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	Curtis L. Buser
Title:	Chief Financial Officer

Abingworth LLP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures 8 LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

Abingworth Bioventures VII LP

By:	/s/ John Heard
Name:	John Heard
Title:	Authorized Signatory

CUSIP No. 71722W107	Schedule 13G	Page 17 of 17

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney.

99	Joint Filing Agreement.